SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SandRidge Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

80007P869
(CUSIP Number)

Brian Meyer
Fir Tree Capital Management LP
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80007P869	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Fir Tree Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,053,613 shares of Common Stock (including 460,658 shares of Common Stock issuable upon exercise of Warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,053,613 shares of Common Stock (including 460,658 shares of Common Stock issuable upon exercise of Warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,053,613 shares of Common Stock (including 460,658 shares of Common Stock issuable upon exercise of Warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.73%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 80007P869	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 20, 2017 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on December 18, 2017 ("Amendment No. 1") and Amendment No. 2 to the Original Schedule 13D filed on April 9, 2018 ("Amendment No. 2," and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of SandRidge Energy, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3 and 5(a)-(c) as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used a total of $29,554,601.49 to acquire the Common Stock and Warrants to purchase Common Stock reported in this Schedule 13D. The source of the funds used to acquire the shares of Common Stock reported herein is the working capital of the Fir Tree Funds.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 35,405,022 shares of Common Stock issued and outstanding as of April 13, 2018, as reported in the Issuer's Preliminary Proxy Statement on Form PREC14A, filed with the SEC on April 20, 2018, and assumes the exercise of the Warrants held by the Fir Tree Funds.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Person since the filing of Amendment No. 2 is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed hereto were effected in the open market through various brokerage entities.

CUSIP No. 80007P869	SCHEDULE 13D/A	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 25, 2018

FIR TREE CAPITAL MANAGEMENT LP

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel

CUSIP No. 80007P869	SCHEDULE 13D/A	Page 5 of 5 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Person since the filing of Amendment No. 2. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

04/25/2018	(10,305)	14.8703
04/25/2018	(52,448)	14.8726
04/24/2018	(35,562)	14.9316
04/24/2018	(5,000)	14.8822
04/23/2018	(18,500)	14.8881
04/23/2018	(31,500)	14.7288
04/20/2018	(19,100)	14.5569
04/19/2018	(7,300)	14.8973
04/19/2018	(34,000)	14.8557
04/18/2018	(81,600)	14.8283
04/17/2018	(10,500)	14.4643
04/17/2018	(1,100)	14.4200
04/16/2018	(25,000)	14.6140
04/16/2018	(11,427)	14.5626
04/13/2018	(30,734)	14.5948
04/13/2018	(40,441)	14.6110
04/12/2018	(13,055)	14.2552
04/11/2018	(17,020)	14.2566
04/10/2018	(36,446)	14.2117